UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of:	August 2022	Commission File Number:	1-8481
BCE Inc.
(Translation of Registrant’s name into English)

1, Carrefour Alexander-Graham-Bell, Verdun, Québec, Canada H3E 3B3,
(514) 870-8777
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Only the BCE Inc. Management’s Discussion and Analysis for the quarter ended June 30, 2022 furnished with this Form 6-K as Exhibit 99.1, the BCE Inc. unaudited consolidated interim financial statements for the quarter ended June 30, 2022 furnished with this Form 6-K as Exhibit 99.2, the Bell Canada Unaudited Selected Summary Financial Information for the quarter ended June 30, 2022 furnished with this Form 6-K as Exhibit 99.6, and the Exhibit to 2022 Second Quarter Financial Statements – Earnings Coverage furnished with this Form 6-K as Exhibit 99.7 are incorporated by reference in the registration statements filed by BCE Inc. with the Securities and Exchange Commission on Form F-3 (Registration Statement No. 333-12130) and Form S-8 (Registration Statement Nos. 333-12780 and 333-12802) and the joint registration statement filed by BCE Inc. and Bell Canada with the Securities and Exchange Commission on Form F-10 (Registration Statement Nos. 333-263337 and 333-263337-01). Except for the foregoing, no other document or portion of document furnished with this Form 6-K is incorporated by reference in BCE Inc.’s registration statements. Notwithstanding any reference to BCE Inc.’s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE Inc.’s site or any other site on the World Wide Web referred to in BCE Inc.’s site is not a part of this Form 6-K and, therefore, is not furnished to the Securities and Exchange Commission.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCE Inc.
By:	(signed) Glen LeBlanc
Glen LeBlanc Executive Vice-President and Chief Financial Officer
Date:	August 4, 2022

EXHIBIT INDEX

99.1     BCE Inc. 2022 Second Quarter Management’s Discussion and Analysis
99.2     BCE Inc. 2022 Second Quarter Financial Statements
99.3     Supplementary Financial Information – Second Quarter 2022
99.4     CEO/CFO Certifications
99.5     News Release
99.6     Bell Canada Unaudited Selected Summary Financial Information
99.7     Exhibit to 2022 Second Quarter Financial Statements – Earnings Coverage
101.INS XBRL Instance Document - the instance document does not appear in the interactive data file because its XBRL tags are embedded within the inline XBRL document
101.SCHXBRL Taxonomy Extension Schema Document
101.CALXBRL Taxonomy Extension Calculation Linkbase Document
101.DEFXBRL Taxonomy Extension Definition Linkbase Document
101.LABXBRL Taxonomy Extension Label Linkbase Document
101.PREXBRL Taxonomy Extension Presentation Linkbase Document
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